May 16, 2008

Eddie Austin, Jr.
Chief Executive Officer
Systems Management Solutions, Inc.
4703 Shavano Oak
Suite 104
San Antonio, TX 78249

       Re: Systems Management Solutions, Inc.
              Preliminary Information Statement on Schedule 14C
              File No. 000-30803
              Filed May 7, 2008

Dear Mr. Austin:

This is to advise you that we have conducted only a limited review of your filing. Based on that limited review, we have the following comments.

1.   It appears from the table on page 10 that beneficial owners and management own only 33.98% of your outstanding shares. Please revise your disclosure to identify the shareholders that approved the actions noted on page 2 and provide a table showing the number of outstanding shares and the percent of outstanding shares that each shareholder holds.

2.   Please tell us how you obtained the consents of the shareholders who approved these actions and provide a legal analysis detailing how acquiring the consents from the shareholders did not constitute a solicitation of proxies.

3.   In the table on page 10, you disclose that United Managers Group, Inc. holds 25.83% of your shares. Please revise to identify the natural persons who have sole or shared voting power over the shares held by this shareholder.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Because the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please direct any questions to Stacie Gorman at (202) 551-3585, or the undersigned at (202) 551-3401.

Sincerely,

Jennifer Gowetski
Attorney-Advisor